Mr. Alberto Zapata
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549-4644

April 19, 2016

VIA EDGAR TRANSMISSION

Re:	Securian Funds Trust
	Post-effective amendment pursuant to rule 485(a)(2)
	File Nos. 002-96990 (1933 Act), 811-04279 (1940 Act)
	Filing Date: February 29, 2016

Dear Mr. Zapata:

This letter is in response to Securities and Exchange Commission ("SEC") staff comments provided telephonically on April 11, 2016. The comments pertain to Securian Funds Trust's (the "Trust") post-effective amendment nos. 60 (1933
Act) and 58 (1940 Act) to its registration statement on Form N-1A (the "Amendment"). The Amendment was filed with the SEC pursuant to Rule 485(a)(2) under the Securities Act of 1933 on Form N-1A on February 29, 2016, and is scheduled to become effective on April 29, 2016.

In addition, in connection with this filing, the Trust acknowledges:

1.	the Trust is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	the staff's comments, and changes in disclosure in response to the staff's comments, do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.	the Trust will not assert the staff's comments, or changes in disclosure in response to the staff's comments, as a defense in any action or proceeding by the SEC or any person under the federal securities laws of the United States.

Each of the staff's comments is set forth below, followed by the Trust's response.

Comment #1:	Please consider whether disclosure needs to be added
about the risk related to current market conditions as discussed in SEC IM Guidance Update No. 2016-02.

Response:		The Trust responds by confirming for the staff it has
considered the guidance provided by the SEC in IM Guidance Update No.
2016-02 and does not feel additional disclosures are needed at this time.

Comment #2:	On pages 14 and 68, add disclosure clarifying that the
SFT Advantus Government Money Market Fund will invest at least 80% of its assets government securities.

Response:		The Trust responds by adding the following sentence to
the description of the Fund's principal investment strategies on or about pages 14 and 68:

"In addition, under normal circumstances the Fund invests at least 80% of its net assets in government securities and/or repurchase agreements that are collateralized by government securities."

Comment #3:	Please add the disclosure to the SFT Advantus
Government Money Market Fund that is required by Item 4(b)(1)(ii)(c) of Form N-1A, relating to the Fund's fixed NAV.

Response:		The Trust responds by adding the following sentence to
the prospectus on or about pages 14 and 68:

"You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the fund at any time."

Comment #4:	Please add the disclosure to the SFT Advantus
Government Money Market Fund that is required by Item 16(g)(2) of
Form N-1A, relating to prior financial support provide to the Fund.

Response:		The Trust responds by confirming the disclosure
required by Item 16(g)(2) has been added to the SAI on or about page
12.

Comment #5:	Please amend the disclosure for the SFT Ivy Growth
Fund to define large capitalization more precisely or, alternatively, broaden the disclosure of the capitalization of the Fund's investments.

Response:		The Trust responds by replacing the second sentence of
the description of the Fund's principal investment strategies, on or about pages 48 and 89 of the prospectus, with the following:

"For the purposes of this Fund, large capitalization companies typically are companies with market capitalizations of at least $10 billion at the time of acquisition."

Comment #6:	Consider amending the disclosure for the SFT Ivy Small
Cap Growth Fund to clarify that the Fund invests 80% of its assets in small capitalization securities. The current range included in the prospectus reflects a broader "small cap" range ($18.8 million to $6.46 billion) than is defined by Morningstar (less than $800 million).

Response:		The Trust responds by confirming for the Staff it has
reviewed the disclosure and believes the current disclosure is appropriate considering the Fund's name and principal investment strategies. The current disclosures clarify the Fund will invest at least 80% of its net assets in small capitalization companies and then defines what is meant by small capitalization for the purposes of the Fund.

Comment #7:	Please specify the geographic breakdown of the
investments in the SFT Ivy Small Cap Growth Fund.

Response:		The Trust responds by adding the following sentence to
the first paragraph describing the Fund's principal investment strategies on or about page 52 of the prospectus and clarifying on or about page 90 that the Fund invests primarily in U.S. common stocks:

"The Fund invests primarily in U.S. common stocks."

Comment #8:	Please add the disclosure referenced in Comment #2
above, relating to the SFT Advantus Government Money Market Fund, to page 11 of the SAI.

Response:		The Trust responds by confirming the text from comment
#2 has been added to the SAI on or about page 11.


Please direct additional questions or comments to me at (651) 665-3747.


Sincerely,

/s/ Michael Steinert

Michael Steinert
Senior Counsel
Securian Financial Group, Inc.

Cc:	David Kuplic, President, Securian Funds Trust
	Vicki Bailey, Chief Compliance Officer, Securian Funds Trust Michael J. Radmer, Esquire, Fund Counsel, Dorsey & Whitney LLP